Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to Registration Statement Nos. 333-124189, 333-127426, 333-130277, 333-142702, and 333-159330 on Form S-8 of our report dated May 23, 2014 (June 18, 2014 as to Note 19), relating to the consolidated financial statements of Sprint Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that on July 10, 2013, SoftBank Corp. completed a merger with Sprint Communications, Inc. (formerly Sprint Nextel Corporation) by which Sprint Corporation was the acquiring company of Sprint Communications, Inc. and applied the acquisition method of accounting as of the merger date appearing in this Current Report on Form 8-K of Sprint Corporation dated June 18, 2014.
/s/ DELOITTE & TOUCHE LLP
Kansas City, Missouri
June 18, 2014